EXHIBIT 99.3

NOTICE OF ANNUAL MEETING

PREMIER BANCORP, INC.

379 North Main Street

Doylestown, Pennsylvania 18901

(215) 345-5100

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held on July 10, 2003

To the shareholders of Premier Bancorp, Inc.:

We will hold an annual meeting of shareholders of Premier Bancorp, Inc. at 9:00 a.m., local time, on Thursday, July 10, 2003, at the Doylestown Country Club located at Green Street, Doylestown, Pennsylvania 18901, for the following purposes:

1. to elect five Class 2 directors to Premier’s Board of Directors;

2. to consider and vote upon a proposal to approve and adopt an agreement and plan of merger, dated January 16, 2003, between Premier Bancorp, Inc. and Fulton Financial Corporation, pursuant to which, among other things, upon consummation of the merger, each outstanding share of Premier common stock (other than certain shares held by Premier or Fulton), immediately prior to the merger, will be converted into 1.407 shares (subject to adjustment) of Fulton common stock, plus cash in lieu of any fractional share interest;

3. to adjourn the meeting to a later date if necessary in order to solicit additional proxies; and

4. to transact such other business as may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

We have fixed the close of business on June 2, 2003 as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting. Only holders of Premier common stock of record at the close of business on that date will be entitled to notice of and to vote at the annual meeting or any adjournment or postponement of the annual meeting. The affirmative vote of at least 66 2/3% of the outstanding shares of Premier common stock is necessary to approve and adopt the merger agreement.

Our board of directors has determined that the merger agreement is fair to and in the best interests of Premier’s shareholders and unanimously recommends that shareholders vote “FOR” the election of each of the nominees to the Board of Directors, “FOR” approval and adoption of the merger agreement and “FOR” each other proposal.

A list of shareholders entitled to vote at the annual meeting will be available for inspection at Premier’s main office for a period of ten days prior to the annual meeting and also will be available for inspection at the annual meeting.

By Order of the Board of Directors

John J. Ginley

Secretary

Doylestown, Pennsylvania

June     , 2003

IMPORTANT

Your vote is important regardless of the number of shares you own. A failure to vote your shares will effectively act as a vote against the merger. Whether or not you expect to attend the meeting, please sign, date and promptly return the accompanying proxy card using the enclosed postage-prepaid envelope. If you are a record shareholder and for any reason you desire to revoke your proxy, you may do so at any time before it is voted at the annual meeting.